SANYO

SANYO Electric Co., Ltd.

5-5, Keihan-Hondori 2-Chome,
Moriguchi City, Osaka 570-8677, Japan.
TLX:SANYO J63353, J63363
FAX:06-6991-5411, PHONE:06-6991-1181

[redacted]

07020858

RECEIVED
2007 FEB -6 P 12:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-00264

February 1, 2007

To : Securities and Exchange Commission
Office of International Corporate Finance

NOTIFICATION OF DELIVERY OF DOCUMENTS

We will forward to you the following documents as per the list below.
Please feel free to contact us if you need further information.

SUPPL

NOTE

	Title of document	Copies
*	The Brief Statements of The Business Results for The Third quarter ended December 31, 2006	1

PROCESSED
FEB 09 2007
THOMSON FINANCIAL

SANYO ELECTRIC CO. , LTD.

Takao Okazaki

TAKAO OKAZAKI
GENERAL MANAGER,
ACCOUNTING UNIT

Z-015

(English Translation)

The Brief Statements of The Business Results for The Third quarter ended December 31, 2006

SANYO Electric Co., Ltd.

[1] Consolidated Results

(1) Business Results for The Third quarter ended December 31, 2006 and 2005

	Millions of Yen		
	2006	2005	Change (%)
Net sales	¥ 588,862	¥ 607,488	(3.1 %)
Operating income	15,066	11,531	30.7 %
Net income (loss) from continuing operations before income taxes	(3,644)	8,518	-
Net income (loss)	(7,295)	6,218	-
	Yen	Yen	
Net income per share : Basic	¥ (18.44)	¥ 3.35	

(2) Financial Condition as of December 31, 2006 and the end of 2005 Fiscal Year

	Millions of Yen	
	2006	2005
Total assets	¥ 2,128,976	¥ 2,090,461
Stockholders' equity	379,220	181,685
Stockholders' equity as a % of total assets	17.8 %	8.7 %

END